1701  Market  Street                                        Morgan,  Lewis
Philadelphia,  PA  19103                                        &  Bockius  LLP
Tel:  215.963.5000                                        Counselors  at  Law
Fax: 215.963.5001



April 11, 2014

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: The Advisors' Inner Circle Fund III Post-Effective Amendment No. 2 (File No.033-192858) and Amendment No. 6(File No.811-22920) to Registration Statement on Form N-1A
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 2 and, under the Investment Company Act of 1940, as amended, Amendment No. 6 (the "Filing") to the Trust's Registration Statement on Form N-1A.

The Filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of introducing one new series to the Trust: Rothschild Larch Lane Alternatives Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5862.

Very truly yours,


/s/ David W. Freese
-------------------
David W. Freese